Exhibit 99.6

KPMG LLP	Telephone (416) 777-8500
Bay Adelaide Centre	Fax (416) 777-8818
Suite 4600	www.kpmg.ca
333 Bay Street
Toronto ON
M5H 2S5

Consent of Independent Registered Public Accounting Firm

The Board of Directors of IAMGOLD Corporation:

We consent to the inclusion in this annual report on Form 40-F of:

•	our Report of Independent Registered Public Accounting Firm dated February 22, 2017 addressed to the shareholders of IAMGOLD Corporation (the “Company”), on the consolidated financial statements of the Company comprising the consolidated balance sheets of the Company as at December 31, 2016 and December 31, 2015, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information; and

•	our Report of Independent Registered Public Accounting Firm dated February 22, 2017 on the Company’s internal control over financial reporting as of December 31, 2016,

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2016.

We also consent to the incorporation by reference in the Registration Statement No. 333-210437 on Form F-10 and Registration Statement No. 333-142127 on Form S-8 of IAMGOLD Corporation.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 22, 2017

Toronto, Canada